FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of • 2004

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☑           Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     ☐           No     ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     ☐           No     ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     ☐           No     ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Sequential Page
Item		Number
1.	Unaudited Interim Consolidated Financial Information as of March 31, 2003	•
2.	Consolidated Balance Sheet Analysis	•
3.	Consolidated Income Statement Analysis	•

ITEM 1

Enersis S.A. and Subsidiaries

Index to the Unaudited Consolidated Information

Consolidated Balance Sheets of March 31, 2003 and 2004

Consolidated Income Statement for the three months ended March 31, 2003 and 2004

Consolidated Statements of Cash Flows for the three months ended March 31, 2003 and 2004

     The financial statements as of and for the three-month periods ended March 31, 2003 and 2004 included in this report include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations. These financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in Chile, which differ in material respects from the accounting principles generally accepted in the United States. See note • to the consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2003. Results for the three months ended March 31, 2004 are not necessarily indicative of results for our fiscal year ending December 31, 2004 or any other period.

CONSOLIDATED BALANCE SHEET

	First quarter ended March 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
CURRENT ASSETS
Cash	40,372	40,499	127	0.3%
Time deposits	245,493	367,127	121,634	49.5%
Marketable securities	2,000	19,787	17,787	–
Accounts receivable	480,355	513,180	32,824	6.8%
Notes receivable	4,558	3,981	(577)	(12.7%)
Other accounts receivable	63,333	100,013	36,680	57.9%
Amounts due from related companies	191,149	138,174	(52,975)	(27.7%)
Inventories	62,881	69,242	6,361	10.1%
Income taxes to be recovered	54,310	50,900	(3,410)	(6.3%)
Prepaid expenses	22,843	30,582	7,739	33.9%
Deferred income taxes	69,410	54,434	(14,975)	(21.6%)
Other current taxes	259,183	27,928	(231,255)	(89.2%)
Net of long-term leasing contracts	–	–	–	–
Net of assets for leasing	–	–	–	–
Total current assets	1,495,886	1,415,847	(80,039)	(5.4%)
PROPERTY, PLANT AND EQUIPMENT
Property	131,138	118,509	(12,629)	(9.6%)
Buildings and infrastructure	11,673,690	10,333,215	(1,340,475)	(11.5%)
Plant and equipment	2,033,937	1,833,482	(200,455)	(9.9%)
Other assets	487,825	334,146	(153,679)	(31.5%)
Technical reappraisal	758,453	641,812	(116,641)	(15.4%)
Sub-total	15,085,044	13,261,165	(1,823,879)	(12.1%)
Accumulated depreciation	(5,258,858)	(5,017,174)	241,683	4.6%
Total property, plant and equipment	9,826,186	8,243,991	(1,582,196)	(16.1)%
OTHER ASSETS
Investments in related companies	209,229	192,136	(17,094)	(8.2%)
Investments in other companies	165,431	138,449	(26,982)	(16.3%)
Positive goodwill	837,104	766,598	(70,506)	(8.4%)
Negative goodwill	(128,321)	(89,702)	38,619	30.1%
Long-term receivables	136,366	124,675	(11,691)	(8.6%)
Amounts due from related companies	1,037	785	(253)	–
Deferred income taxes	–	–	–	–
Intangibles	90,369	83,347	(7,022)	(7.8%)
Accumulated amortization	(41,764)	(41,873)	(110)	(0.3%)
Others	242,624	191,179	(51,445)	(21.2%)
Net of long-term leasing contracts	–	–	–	–
Total other assets	1,512,075	1,365,592	(146,483)	(9.7%)
TOTAL ASSETS	12,834,148	11,025,430	(1,808,718)	(14.1)%

	First quarter ended March 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
CURRENT LIABILITIES
Due to banks and financial institutions (short-term)	439,355	271,894	(167,460)	38.1%
Due to banks and financial institutions (portion of long term)	890,678	147,302	(743,376)	83.5%
Commercial paper equivalent	13,442	–	(13,442)	100.0%
Bonds payable (short-term)	519,700	58,154	(461,546)	88.8%
Long-term liabilities maturing before one year	34,418	26,951	(7,467)	21.7%
Dividends payable	37,563	42,442	4,878	(13.0%)
Accounts payable	225,935	225,301	(635)	0.3%
Notes payable	26,258	25,100	(1,158)	–
Miscellaneous payables	79,678	46,734	(32,944)	41.3%
Accounts payable to related companies	13,691	29,442	15,751	(115.1%)
Provisions	76,163	40,459	(35,704)	46.9%
Withholdings	57,344	70,598	13,254	(23.1%)
Income tax	39,273	61,061	21,788	(55.5%)
Anticipated income	12,302	10,484	(1,817)	14.8%
Deferred taxes	–	–	–	–
Reimbursable financial contribution	3,120	2,051	(1,069)	34.3%
Other current liabilities	54,527	50,945	(3,583)	6.6%
Total current liabilities	2,523,449	1,108,919	(1,414,530)	56.1%
LONG-TERM LIABILITIES
Due to banks and financial institutions	1,483,054	843,356	(639,698)	43.1%
Bonds payable	2,134,032	2,513,543	379,511	(17.8%)
Notes payable	215,578	145,497	(70,080)	32.5%
Miscellaneous payables	23,052	27,152	4,100	(17.8%)
Amounts payable to related companies	986,164	88	(986,077)	100.0%
Provisions	261,393	325,947	64,554	(24.7%)
Deferred taxes	79,757	33,397	(46,359)	58.1%
Reimbursable financial contribution	13,837	8,124	(5,713)	41.3%
Other long-term liabilities	93,325	53,262	(40,063)	42.9%
Total long-term liabilities	5,290,193	3,950,367	(1,339,826)	25.3%
Minority interest	4,030,871	3,395,513	(635,358)	(15.8)%
SHAREHOLDERS’ EQUITY
Paid-in capital, no par value	751,208	2,227,711	1,476,503	196.6%
Reserve to equity revaluation	3,756	(11,139)	(14,895)	–
Additional paid-in capital-share premium	33,537	157,963	124,426	–
Other reserves	50,339	512	(49,827)	(99.0)%
Total capital and reserves	838,840	2,375,048	1,536,208	183.1%
Future dividends reserve	–	–	–	–
Retained earnings	179,955	187,542	7,587	4.2%
Retained losses	–	–	–	–
Net income	(26,243)	9,618	35,861	136.7%
Interim dividends	–	–	–	–
Development subsidiaries deficits	(2,918)	(1,578)	1,340	45.9%
Total retained earnings	150,794	195,583	44,788	29.7%
Total shareholders’ equity	989,634	2,570,631	1,580,996	159.8%

	First quarter ended March 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,834,148	11,025,430	(1,808,718)	(14.1)%

CONSOLIDATED INCOME STATEMENT

	First quarter ended March 31,
CONS. INCOME STATEMENT	2003	2004	Change	% Change

	(in million of Ch$)
Revenues from Generation	234,075	237,837	3,762	1.6%
Revenues from Distribution	434,581	476,175	41,594	9.6%
Revenues from Other Businesses	40,825	35,273	(5,552)	(13.6%)
Consolidation Adjustments	(82,432)	(72,951)	9,481	11.5%

Operating Revenues	627,049	676,334	49,285	7.9%

Op. Expenses from Generation	(133,101)	(140,922)	(7,821)	(5.9%)
Op. Expenses from Distribution	(352,322)	(372,561)	(20,239)	(5.7%)
Op.Expenses from Other Businesses	(28,522)	(27,037)	1,485	5.2%
Consolidation Adjustments	76,424	66,643	(9,781)	(12.8%)

Operating Expenses	(437,521)	(473,877)	(36,356)	(8.3%)

Operating Margin	189,528	202,457	12,929	6.8%

SG&A from Generation	(7,642)	(8,062)	(420)	(5.5%)
SG&A from Distribution	(36,181)	(34,851)	1,330	3.7%
SG&A from Other Businesses	(7,982)	(7,367)	615	7.7%
Consolidation Adjustments	7,090	6,599	(491)	(6.9%)

Selling and Administrative Expenses	(44,715)	(43,680)	1,035	2.3%

Operating Income	144,813	158,776	13,963	9.6%

Net Financial Income (Expenses)	(87,994)	(75,969)	12,025	13.7%
Net Income from Related Companies	10,606	8,905	(1,700)	(16.0%)
Net other Non Operating Income (Expense)	(41,977)	(12,815)	29,162	69.5%
Net of Monetary Exposure	2,985	7,243	4,258	142.7%
Positive Goodwill Amortization	(13,575)	(13,275)	300	2.2%

Non Operating Income	(129,955)	(85,910)	44,045	33.9%

Net Income before Taxes, Minority Interest and Negative Goodwill Amortization	14,858	72,867	58,008	—

Extraordinary Items	—	—	—	—
Income Tax	(39,782)	(52,676)	(12,894)	(32.4%)
Minority Interest	(6,212)	(15,202)	(8,990)	(144.7%)
Negative Goodwill Amortization	4,893	4,630	(263)	(5.4%)

NET INCOME	(26,243)	9,618	35,861	136.7%

CONSOLIDATED CASH FLOW

	First quarter ended March 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES
Net income (loss) for the year	(26,243)	9,618	35,861	136.7%
Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	125	39	(86)	(68.7)%
Charges (credits) which do not represent cash flows:
Depreciation	118,814	100,134	(18,680)	(15.7%)
Amortization of intangibles	2,841	1,572	(1,269)	(44.7%)
Write-offs and accrued expenses	9,462	16,247	6,785	71.7%
Accrued profit from related companies (less)	(10,702)	(8,905)	1,797	16.8%
Accrued losses from related companies	97	–	(97)	(100.0%)
Amortization of positive goodwill	13,575	13,275	(300)	(2.2%)
Amortization of negative goodwill (less)	(4,893)	(4,630)	263	5.4%
Net, price-level restatement	(4,277)	(907)	3,370	78.8%
Net, foreign exchange effect	1,292	(6,337)	(7,628)	–
Other credits which do not represent cash flow (less)	(9,307)	(5,986)	3,320	35.7%
Other charges which do not represent cash flow	42,595	25,180	(17,415)	(40.9%)
Asset variations which affect cash flow:
Decrease in receivables accounts	(14,005)	(20,364)	(6,360)	(45.4%)
Decrease (increase) in inventory	1,293	(266)	(1,558)	(120.5%)
Decrease (increase) in other assets	29,837	(28,063)	(57,900)	(194.1%)
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	(5,463)	1,520	6,983	127.8%
Increase of payable interest	4,547	32,201	27,654	608.2%
Net increase (decrease) of payable income tax	20,889	36,207	15,318	73.3%
Increase (decrease) of other payable accounts related to non-operating income	(21,253)	(33,582)	(12,328)	(58.0%)
Net (decrease) of payable value added tax and other taxes	20,740	9,228	(11,512)	(55.5%)
Profit related to minority interest	6,212	15,202	8,990	144.7%
NET POSITIVE CASH FLOW ORIGINATED FROM OPERATING ACTIVITIES	176,175	151,384	(24,791)	(14.1)%
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
Shares issued and subscribed	–	–	–	–
Proceeds from loans hired	216,954	228,504	11,549	5.3%

	First quarter ended March 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Proceeds from debt issuance	12,365	137,950	125,586	–
Proceeds from loans obtained from related companies	–	–	–	–
Proceeds from other loans obtained from related companies	–	–	–	–
Other sources of financing	5,815	15,307	9,492	163.2%
Capital paid	–	–	–	–
Dividends paid	(20,448)	(17,833)	2,615	12.8%
Loans, debt amortization (less)	(214,033)	(362,770)	(148,737)	(69.5%)
Issuance debt amortization (less)	(186)	(10,835)	(10,649)	–
Amortization of loans obtained from related companies	(4,445)	–	4,445	100.0%
Amortization of other loans obtained from related companies	–	–	–	–
Expenses paid related to capital variations (less)	–	–	–	–
Expenses paid related to debt issuance (less)	–	(370)	(370)	–
Other distributions related to financing (less)	(2,189)	(5,533)	(3,344)	(152.8)%
NET (NEGATIVE) CASH FLOW ORIG. FROM FINANCING	(6,167)	(15,580)	(9,413)	(152.6)%
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	8,803	349	(8,454)	(96.0%)
Sale of other investments	–	–	–	–
Sale of long-term investments	–	2,483	2,483	–
Collection upon other loans to related companies	7,506	6,121	(1,385)	(18.5%)
Other income on investments	675	181	(494)	(73.2%)
Additions to fixed assets (less)	(76,543)	(56,532)	20,011	26.1%
Long-term investments (less)	(5)	–	5	100.0%
Investment in financing instruments	–	–	–	–
Other loans to related companies (less)	(144)	–	144	–
Other investment disbursements (less)	(3,706)	(1,069)	2,637	71.2%
NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT	(63,415)	(48,467)	14,947	23.6%
NET POSITIVE CASH FLOW FOR THE PERIOD	106,594	87,336	(19,257)	(18.1)%
EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(8,354)	12,653	21,007	–
NET VARIATION OF CASH AND CASH EQUIVALENT	98,240	99,989	1,749	1.8%
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	222,298	329,346	107,048	48.2%
FINAL BALANCE OF CASH AND CASH EQUIVALENT	320,537	429,335	108,798	33.9%

ITEM 2

CONSOLIDATED BALANCE SHEET ANALYSIS

     Total assets show a decrease amounting to Ch$1,809 billion, or 14.1% mainly due to:

     Fixed assets decreased Ch$1,582 billion or 16.1%, this is principally due to the sale of Central Canutillar for Ch$125.5 billion, transmission lines for Ch$21.6 billion, deconsolidation of Río Maipo for Ch$40.6 billion and Infraestructura 2000 for Ch$168.8 billion. Also, due to the effect of exchange rate on fixed assets of foreign subsidiaries as a result of applying Technical Bulletin No. 64.

     Current assets decreased by Ch$80.0 billion due principally to:

•	the decrease of Ch$231.3 billion in other current assets, explained basically by deconsolidation of Canutillar and the sale of the transmission lines on April last year, lower forward contracts for Ch$50.2 billion, and lower time deposits and reserve funds from Infraestructura 2000 for Ch$32.0 billion;

•	lower short term accounts receivable from related companies by Ch$53.0 billion;

•	increase of time deposits for Ch$121.6 billion due to cash generation in Emgesa and Codensa; and

•	increase of debtors due to sales of Ch$32.8 billion coming from Codensa and Cachoeira Dourada, partially compensated by lower debtors in Investluz by Ch$18.6 billion and the deconsolidation of Río Maipo by Ch$9.4 billion.

     Other long term assets registered a reduction of Ch$146.5 billion, explained by:

•	reduction in the negative and positive goodwill of net investments of Ch$70.5 billion, as a result of the amortization of a complete year for Ch$53.0 billion and the elimination of goodwill of Río Maipo of Ch$10.1 billion;

•	reduction of other long term assets by Ch$51.4 billion due to lower effects of fair value of derivatives of Ch$34.5 billion and lower retirement benefits of Ch$14.0 billion; and

•	reduction of investments in other companies by Ch$27.0 billion due to the Chilean Peso exchange effect on the Empresa Eléctrica de Bogotá of Ch$25.1 billion.

     Total liabilities show a decrease of Ch$1,809 billion, or 35.3%. This is mainly due to:

     Current liabilities decreased by Ch$1,415 billion or 56.1%, principally explained by Ch$743.4 billion of lower obligations with banks as a result of the prepayments and refinancing performed last year, reduction of short term bank obligations of Ch$167.5 billion due to debt payments and reductions of obligations with the public (bonds) of Ch$461.5 billion.

     Long term liabilities fell by Ch$1,340 billion, or 25.3%, mainly as a result of the reduction of Ch$986.1 billion in payable accounts to related companies following the conversion into equity of the debt with Elesur, a reduction of Ch$639.7 billion in obligations with banks and of Ch$70.1 billion in accounts payable, partially compensated by an increase of Ch$379.5 billion in the obligations with the public and an increase of Ch$64.6 billion in provisions.

     Minority interests fell by Ch$635.4 billion as a result of the increase on the ownership in Cerj and Costanera, the deconsolidation of Infraestructura 2000 and the reduction of the net worth of the foreign subsidiaries due to the Technical Bulletin No. 64.

     With regard to equity, it increased by Ch$1,581 billion respect to March 2003. This variation is principally explained by the subscription of shares of Ch$1,477 billion during the capital increase 2003 and the overprice of Ch$124.4 billion for the conversion into equity of the debt of Elesur and the local bonds B1 and B2.

ITEM 3

CONSOLIDATED INCOME STATEMENT ANALYSIS

     The table below breaks down operating revenues by country for the periods ended March 31, 2003 and 2004.

	First quarter ended March 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	112,295	102,603	(9,692)	(8.6)%
Non-electricity subsidiaries Chile(1)	28,991	29,780	789	2.7%
Total operating revenues from Chile, except generation business	141,286	132,383	(8,903)	(6.3)%
Edesur (Argentina)	51,454	56,037	4,583	8.9%
Distrilima/Edelnor (Peru)	55,115	46,767	(8,348)	(15.1)%
Cerj (Brazil)	87,414	103,719	16,305	18.7%
Investluz/Coelce (Brazil)	50,384	71,260	20,876	41.4%
Luz de Bogota/Codensa (Colombia)	77,920	95,789	17,869	22.9%
Total operating revenues, excluding Chile and generation business	322,287	373,572	51,285	15.9%
Endesa-Chile	245,907	243,330	(2,577)	(1.0)%
Less: intercompany transactions	(82,431)	(72,951)	9,480	(11.5)%
Total operating revenues	627,049	676,334	49,285	7.9%

(1)	Includes operating revenues of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

     The table below breaks down operating costs by country for the periods ended March 31, 2003 and 2004.

	First quarter ended March 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	(80,776)	(73,419)	7,357	(9.1)%
Non-electricity subsidiaries Chile(1)	(20,974)	(22,677)	(1,703)	8.1%
Total operating costs, Chile except generation business	(101,750)	(96,096)	5,654	(5.6)%
Edesur (Argentina)	(47,730)	(48,645)	(915)	1.9%
Distrilima/Edelnor (Peru)	(40,905)	(34,810)	6,095	(14.9)%
Cerj (Brazil)	(75,538)	(85,471)	(9,933)	13.1%
Investluz/Coelce (Brazil)	(38,774)	(59,563)	(20,789)	53.6%
Luz de Bogota/Codensa (Colombia)	(68,600)	(70,653)	(2,053)	3.0%
Total operating costs, excluding Chile and generation business	(271,547)	(299,142)	(27,595)	10.2%
Endesa-Chile	(140,648)	(145,282)	(4,634)	3.3%
Less: intercompany transactions	76,424	66,643	(9,781)	(12.8)%
Total operating costs	(437,521)	(473,877)	(36,356)	8.3%

(1)	Includes operating costs of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

     The table below breaks down our selling and administrative expenses by country for the periods ended March 31, 2003 and 2004.

	First quarter ended March 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	(8,049)	(8,422)	(373)	4.6%
Non-electricity subsidiaries Chile(1)	(7,472)	(7,110)	362	(4.8)%
Total selling and administrative expenses Chile, except generation business	(15,521)	(15,532)	(11)	0.1%
Edesur (Argentina)	(7,831)	(7,001)	830	(10.6)%
Distrilima/Edelnor (Peru)	(4,996)	(4,089)	907	(18.2)%
Cerj (Brazil)	(2,190)	(4,462)	(2,272)	103.7%
Investluz/Coelce (Brazil)	(9,967)	(8,517)	1,450	(14.5)%
Luz de Bogota/Codensa (Colombia)	(3,144)	(2,360)	784	(24.9)%
Total selling and administrative expenses, excluding Chile and generation business	(28,128)	(26,429)	1,699	(6.0)%
Endesa-Chile	(8,156)	(8,319)	(163)	2.0%
Less: intercompany transactions	7,090	6,599	(491)	(6.9)%
Total selling and administrative expenses	(44,715)	(43,681)	1,034	(2.3)%

(1)	Includes selling and administrative expenses of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

     The table below breaks down our operating income by country for the periods ended March 31, 2003 and 2004.

	First quarter ended March 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	23,470	20,762	(2,708)	(11.5)%
Non-electricity subsidiaries Chile(1)	545	(7)	(552)	(101.3)%
Total operating income Chile except generation business	24,015	20,755	(3,260)	(13.6)%
Edesur (Argentina)	(4,107)	391	4,498	n.a.
Distrilima/Edelnor (Peru)	9,214	7,868	(1,346)	(14.6)%
Cerj (Brazil)	9,686	13,786	4,100	42.3%
Investluz/Coelce (Brazil)	1,643	3,180	1,537	93.5%
Luz de Bogota/Codensa (Colombia)	6,176	22,776	16,600	268.8%
Total operating income, excluding Chile and generation business	22,612	48,001	25,389	112.3%
Endesa-Chile	97,103	89,729	(7,374)	(7.6)%
Less: intercompany transactions	1,083	291	(792)	(73.1)%
Total operating income	144,813	158,776	13,963	9.6%

(1)	Includes operating income of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

     The table below sets forth non-operating income (expense) for the periods indicated.

	First quarter ended March 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Net interest expense	(87,994)	(75,969)	12,025	(13.7)%

	First quarter ended March 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Net income from related companies	10,606	8,905	(1,701)	(16.0)%
Net other non-operating income (expense)	(41,977)	(12,815)	29,162	(69.5)%
Net monetary exposure	2,985	7,244	4,259	142.7%
Goodwill amortization	(13,575)	(13,275)	300	(2.2)%
Non- operating expense	(129,955)	(85,910)	44,045	(33.9)%

     The table below sets forth our net income for the periods indicated.

	First quarter ended March 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Operating income	144,813	158,776	13,963	9.6%
Non-operating income	(129,955)	(85,910)	44,045	(33.9)%
Net income before taxes, minority interest and amortization of negative goodwill	14,858	72,866	58,008	390.4%
Income taxes	(39,782)	(52,676)	(12,894)	32.4%
Minority interest	(6,212)	(15,202)	(8,990)	144.7%
Amortization of negative goodwill	4,893	4,630	(263)	(5.4)%
Extraordinary items	0	0	0	n.a.
Net income	(26,243)	9,618	35,861	n.a.

Operating Income

     Our operating income for the first quarter of 2004 increased 9.6%, or Ch$14.0 billion, to Ch$158.8 billion compared to the same period in 2003. Our operating income increased despite the deconsolidation of Río Maipo and Infraestructura Dos Mil, S.A. and the 15.7% appreciation of the Chilean peso against the U.S. dollar during the first quarter if 2004 compared to the same period in 2003.

     During the first quarter of 2004, our generation business experienced an increase of 8.1% in physical sales, from 11,881 GWh in 2003 to 12,842 GWh in 2004. In addition, during the first quarter of 2004, our distribution business experienced an increase of 5% in physical sales, from 12,333 GWh in 2003 to 12,948 GWh in 2004. These increases are mainly due to economic recovery in most of the countries where we operate. Our customer base increased increased 4% from 10.15 million as March 31, 2003 to 10.55 million as of March 31, 2004.This amounts to 0.4 million new clients.

     The increase of Ch$49.3 billion in operating revenues during the first quarter of 2004 compared to the same period in 2003, was partially offset by an increase of Ch$36.4 billion in operating costs during the first quarter of 2004 compared to the same period in 2003. Selling and administrative expenses decreased 2.3%, or Ch$1.0 billion during the first quarter of 2004 compared to the same period in 2003.

Non-Operating Income

     Non-Operating Income registered a loss of Ch$85.9 billion, which represents a decrease of Ch$44.0 billion respect to a loss of Ch$130.0 billion booked as of March 2003.

     This is mainly explained by the following.

     Net financial expenses decreased by 13.7% or Ch$12.0 billion, going down from Ch$88.0 billion as of March 2003, to Ch$76.0 billion. This decrease is mainly the result of an important reduction in debt.

     Investments in related companies decreased Ch$1.7 billion, going down from a net profit of Ch$10.6 billion as of March 2003 to a net profit of Ch$8.9 billion as of March 2004, primarily due to lower profits of related companies, namely CIEN by Ch$5.0 billion, partially compensated by higher profits on GasAtacama Holding Ltda. amounting to Ch$1.4 billion and CGTF amounting to Ch$2.4 billion.

     Positive goodwill amortization remained basically flat with a decrease reaching Ch$13.3 billion. This lower amortization is a consequence of the Chilean Peso appreciation affecting foreign subsidiaries accounted in dollars.

     Net other non-operating income registered a loss of Ch$12.8 billion, going up from a loss of Ch$42.0 billion registered as of March 2003. The main reasons that explain this variation are detailed as follows:

•	indemnification of Ch$7.8 billion received by Edesur due to the Azopardo substation fire;

•	lower losses of Ch$6.5 billion due to the application of Technical Bulletin No. 64;

•	lower provisions of Ch$10.0 billion for legal contingency and litigation;

•	lower expenses of Ch$3.5 billion on related companies;

•	lower expenses of Ch$4.4 billion on updating pensions and UFIR Brazil taxes; and

•	higher net income of Ch$0.9 billion from power balances on the CDEC-SING.

     The above were partially compensated by:

•	higher expenses of Ch$4.7 billion due to equity taxes on Colombia; and

•	lower dividends of Ch$0.5 billion received from related companies.

     Net monetary exposure shows a net positive variation of Ch$4.3 billion improving from a profit of Ch$3.0 billion as of March 31, 2003, to a higher profit of Ch$7.2 billion during this period. This was principally due to the effects of the nominal depreciation of the Chilean Peso against the U.S. dollar by 3.8% as of March 31, 2004 compared to the nominal depreciation by 1.8% as of March 2003. These effects were compensated to a large extent by the exchange hedging policy that the Company keeps in place.

     Income and deferred taxes registered an increase amounting to Ch$12.9 billion from Ch$40.0 billion as of March 2003 to Ch$52.7 billion as of March 2004. This is mainly explained by a Ch$2.3 billion higher income tax basically coming from Codensa, and a higher effect from deferred taxes of Ch$10.6 billion, related mainly to the subsidiaries on Argentina.

     Negative goodwill amortization decreased from Ch$4.9 billion as of March 2003 to Ch$4.6 billion as of March 2004 due to lower amortizations, resulting from the Chilean Peso exchange rate variations.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.
Date: June 30, 2004	By:	/s/ Mario Valcarce
		Name:	Mario Valcarce
		Title:	Chief Executive Officer